February 17, 2011

VIA COURIER AND FACSIMILE (703) 813-6982

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 USA

Attention:  Caroline Kim

Dear Ms. Kim:

Re:   Crosshair Exploration & Mining Corp.
    Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2010
Filed July 30, 2010
Report on Form 6-K
Filed January 25, 2011
File No. 1-33439

Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) is responding to your letter dated February 4, 2011, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and Crosshair’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2010

Operating and Financial Review and Prospects, Page 38

General

SEC COMMENT:

1.
We note that management does not discuss the effect of the property terminations, cited on page 16, on your financial condition and results of operations. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

CROSSHAIR’S RESPONSE:

All of the claims that were dropped that are listed on page 16 are not material to the Company. Exploration programs were undertaken on these mineral claims and they did not yield results that were significant enough to continue to maintain them. The Company continues to hold the material claims forming its mineral properties that justify further exploration activities. As the claims that were dropped are not material to the Company and because the Company continues to hold the material claims that will be the focus of its future operations, the Company determined that dropping these claims would not have any material impact on its mineral properties, financial condition or results of operations.

Overview, page 38

SEC COMMENT:

2.
We believe the “Overview” could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. For example, a brief overview of the company’s net losses along with its outstanding debt would appear to be beneficial to investors. For a more detailed discussion of what is expected please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Instruction 5 to Item 5 of Form 20-F.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in the amended Form 20-F:

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year.   While figures have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2010, the Company reported a loss of $2,321,078 and as at that date had an accumulated deficit of $53,694,636.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Operating Results, page 39

SEC COMMENT:

3.
You sometimes refer to two or more sources as components that contributed to a material change. For example, you state at page 40 that wages and salaries decreased by 52% due to “on-going expenditure reductions partially offset by a reduction in support for exploration related activities and a lower staff compliment.” Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III. D of SEC Release 33-6835.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in the amended Form 20-F:

Results of Operations for the fiscal year ended April 30, 2010 compared to the fiscal year ended April 30, 2009

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2010 increased to 118,114,045 from 93,584,687 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•           Exercise of stock options (25,000 common shares) in the 3rd quarter of fiscal 2010

•           Various financings (12,100,000 common shares) completed in the 3rd quarter of fiscal 2010

•           Settlement of vendor debt  (350,000 common shares) in the 3rd quarter of fiscal 2010

•           Financing  (6,818,180 common shares) competed in the 4th quarter of fiscal 2010

Expenses

Expenses for the current year were $3,087,573, $3,827,330 (55%)  lower than in fiscal 2009 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of decreased Company activity in fiscal 2010.

Stock-based compensation expense for 2010 was $1,049,684, $2,262,948 (68%) lower than in 2009 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and as a result fewer stock options vesting in the current period.

Wages and salaries decreased in 2010 by $709,320 (52%) to $642,262 from 2009 due primarily to staff level reductions in an effort to reduce overall expenditures throughout the Company.

Audit and accounting expenditures decreased by $38,988 (23%) to $132,498 when compared to fiscal 2009.

Investor relations expenditures decreased by $93,735 (56%) to $73,835 from fiscal 2009 due to reducing investor and public relations activities.

Legal expenditures increased by $64,689 (29%) to $289,737 over fiscal 2009 as a result of fees directly associated with the litigation with Universal

Office and administrative expenses decreased by $148,410 (45%) to $184,484 due to the overall reduction in office activities and reduction in staff.

Other Income (Expenses)

Other expenses decreased in fiscal 2010 by $15,058,379 to $52,255 compared with $15,110,634 in 2009.  The Company’s Sinbad project was written off during the year as a result $229,796 was recorded for this write-off. Additionally, the company’s interest income was $126,303 lower than the prior year due to the lower average cash balances and the Company realized a gain on Marketable securities of $66,667 compared to last year’s loss of $1,290,195.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $818,750 related to the renouncing in the current fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2010, the Company issued 13,918,180 common shares on a flow-through basis for gross proceeds of $3,275,000 which were renounced in fiscal 2010.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property exploration expenditures of $1,401,040 due primarily to the exploration and drilling activities on the CMB Moran Lake property totaling $273,810; CMB-JV totals $80,062 (net of recoveries); Bootheel totaling $222,867; and Golden Promise totaling $824,301.

Working Capital

Working capital was $3,403,009 as at April 30, 2010 compared with $2,641,169 as at April 30, 2009, up by $761,840. The increase was mainly due to cash provided by financing activities of $3,817,314, which was then partially offset by operating and investing activities of the Company during fiscal 2010 in the amount of $3,055,474.

Results of Operations for the fiscal year ended April 30, 2009 compared to the fiscal year ended April 30, 2008

For fiscal year ended April 30, 2009 the Company reported a net loss of $20,724,237 or $0.22 per common share, compared with a net loss of $12,933,204 or $0.18 per common share for the prior fiscal year.   The weighted average number of common shares for fiscal 2009 increased to 93,584,687 from 72,997,081 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following property acquisitions:

•           CMB JV (10,000,000 shares) from Universal in the 1st quarter of fiscal 2009

•           Target (holder of an interest in the Bootheel Project) (14,633,488 shares) in the 4th quarter of fiscal 2009

•           Golden Promise from Paragon (2,655,000 shares) in the 4th quarter of 2009

Additionally, the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008 were outstanding for all of fiscal 2009.

Fiscal 2009 includes the operations and activities of Target for the month of April 2009 as a result of the closing of the plan of arrangement on March 31, 2009.  The financial impact of the single month is not considered material to the following discussion.

Expenses

Expenses for the 2009 fiscal year were $6,914,903, $4,137,065 (37%)  lower than in fiscal 2008 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of the cash conservation program implemented late in the second quarter of 2009.  Cash expenses were $3,281,699, $518,681 (14%) lower than fiscal 2008.

Stock-based compensation expense for 2009 was $3,312,632, $3,785,316 (53%) lower than in 2008 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and as a result of fewer stock options vesting in the current period.

Wages and salaries increased slightly in 2009 by $59,118 (5%) to $1,351,582 from 2008 due primarily to severances paid out for employees terminated in the corporate cash conservation and expenditure reduction programs.

Audit and accounting expenditures increased by $68,542 (67%) to $171,486 over fiscal 2008 primarily as a result of the audit requirements related to compliance with the Sarbanes Oxley 404 legislation.

Investor relations expenditures decreased by $285,418 (63%) to $167,570 from fiscal 2008 due to the implementation of the cash conservation program significantly reducing investor and public relations activities.

Legal expenditures increased by $97,003 (76%) to $225,048 over fiscal 2008 as a result of fees being expensed that were previously deferred due to the termination of the proposed Gemini spin-out transaction and additional fees associated with compliance with the Sarbanes Oxley 404 legislation.

Office and administrative expenses decreased by $291,378 (47%) to $332,894 due to the implementation of the cash conservation program and the reduction in the number of employees.

Other Income (Expenses)

Other expenses increased in fiscal 2009 by $13,229,398 to $15,110,634 compared with $1,881,236 in 2008 primarily as a result of the $14,000,000 non-cash impairment charge on the company’s uranium interests in the Central Mineral Belt of Labrador.  The company has determined that reasonable evidence existed that indicated the carrying value of the properties exceeded the fair value and that the decline in fair value was more than temporary.   Additionally, the company’s interest income was $232,306 lower than the prior year due to the lower average cash balances and the loss on Marketable securities decreased by $786,917 from 2008 to $1,290,195 due to the significantly reduced carrying value on the company’s consolidated balance sheets.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $1,301,300 related to the renouncing in the 2009 fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000 which were renounced in fiscal 2009.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the 2009 fiscal year, the Company incurred total mineral property expenditures of $16,264,847 due primarily to the acquisition of CMB JV in Labrador ($7,132,327), the acquisition of Target ($3,829,933), the acquisition of Golden Promise in Newfoundland ($746,122) and exploration and drilling activity on the CMB Moran Lake property totaling $4,349,403.  Mineral property expenditures incurred in the prior year were $12,784,242 primarily related to the drilling, geological and geophysical activities associated with Moran Lake ($11,928,313) and Golden Promise/South Golden Promise property ($855,929).

Working Capital

Working capital was $2,641,169 as at April 30, 2009 compared with $13,272,006 as at April 30, 2008, down $10,630,837. The decrease was mainly due to cash used in operations ($3,414,510) and mineral property investing activities ($6,053,579)   Accounts payable and accrued liabilities decreased by $353,529 which was partially offset by a reduction to accounts receivable of $426,812.

Liquidity and Capital Resources, page 42

Liquidity – April 30, 2010, April 30, 2009 and April 30, 2008, page 42

SEC COMMENT:

4.	We note your disclosures with respect to fiscal years 2010 and 2009 but no reference to fiscal year 2008. Please advise.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in its amended Form 20-F:

As of April 30, 2010, the Company had cash and cash equivalents of $3,427,511 (April 30, 2009 - $2,827,274, April 30, 2008 - $13,275,874) and working capital of $3,403,009 (April 30, 2009 - $2,641,169, April 30, 2008 - $13,387,832).  Cash used in operating activities during 2010 was $2,259,495 compared with $3,414,510 in 2009 and $5,501,079 in 2008. Cash utilized in investing activities decreased by $5,095,996 to $957,583, when compared to 2009 and decreased by $9,887,718 when compared to 2008, primarily as a result of reduction of cash expenditures associated with exploration activities.  Cash from financing activities increased to $3,817,315 when compared to 2009.  The increase was the result of financings completed during the year and the exercise of stock option.

Capital Resources, page 42

SEC COMMENT:

5.
Please disclose information regarding your material commitments for capital expenditures as of the end of the latest fiscal year, an indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments, in accordance with Item 5(B)(3) of Form 20-F.

CROSSHAIR’S RESPONSE:

The Company’s only material capital commitments relate to an operating lease agreement for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2011- $139,365 and this is fully disclosed under Item 5(F) of the Form 20-F.

Directors Senior Management and Employees, page 43

Compensation, page 46

SEC COMMENT:

6.
Please disclose the material terms of the employment agreement with C. Stewart Wallis when he was appointed President in March 31, 2009. We note that you disclose only the terms of the consulting agreement with Mr. Wallis and Sundance Geological Ltd. From March 1, 2010.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in its amended Form 20-F:

From March 2009 to March 2010, Stewart Wallis did not have a formal employment agreement but was being paid a salary of $150,000 per annum.

SEC COMMENT:

7.
Please confirm whether the monthly fees for Adam Kniec’s services as CFO remain unchanged. We note your disclosures at page 48 that the consulting agreement with ArkOrion Enterprises Inc. Provides for a review of the fees on a six month basis.

CROSSHAIR’S RESPONSE:

Crosshair confirms Adam Kniec’s monthly fees remain unchanged.

Employees, page 57

SEC COMMENT:

8.
We note your statement that you did not have any full time or temporary employees during the fiscal year ended April 30, 2010. Please also indicate the number of any other employees, such as part time, for this period. Refer to Item 6.D of Form 20-F.

CROSSHAIR’S RESPONSE:

As disclosed under Item 10(C) Material Contracts of the Form 20-F, on January 1, 2010 Crosshair entered into a Management Services Agreement with EGM Exploration Group Management Corp. (“EGM”), a company controlled by Mark J. Morabito, whereby Crosshair engages EGM to provide shared office/administration and payroll services to the Company. The services provided by EGM include shared facilities, geological, technical, accounting, investor relations and corporate development services.  As a result of the Management Services Agreement, all employees of the Company were assigned to EGM and therefore the Company does not currently have any full time, part time or temporary employees.

Engineering Comment

Form 6-K, filed January 25, 2011

SEC COMMENT:

9.
We have reviewed Exhibit 99.1 and note your mineral resource disclosure. We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7. However, all resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 or be removed from your filings. Based on our understanding of that regulation, mineral resources have the requirement for reasonable prospect of economic extraction and all the assumptions developed by your “Qualified Person” must be presented explicitly in all your public and technical reports. Your resources are delimited using a series of cutoff grades to segregate your resources, but no distinction is made between your economic resources and ordinary mineralization. Please disclose the economic cutoff grade used to delimit your resource estimates, along with your assumed mining/processing methods and costs. With this revision, please disclose the analysis and all relevant factors that substantiate your cutoff grades used are based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes and recovery, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Alternatively, if your resource estimates are not based on economic cutoffs, please remove the resource estimates from your filing.

CROSSHAIR’S RESPONSE:

The Company proposes to insert the following in the amended Form 6K on Page 17-12:

The resources shown in the report tables and repeated below, are listed at various cut-off grades.  The highlighted grades and tonnages at a 0.015% V2O5 cut-off were selected as those that might be amenable to open pit extraction.  The vanadium resource occurs in the hanging wall of the uranium resource which has been previously defined (Morgan & Giroux, 2008).  Thus the cut-off for the vanadium is the incremental cost of sending the loaded truck to the mill rather than the waste dump.  Cut-off grades are determined by the following formula:

Cut-off = Operating Cost ($ per pound) /metal price ($per pound) x Recovery.

Based on recent studies on nearby similar projects, the following estimated operating costs are applied:
•           Milling costs at $28 per tonne,

According to Infomine the price of vanadium over the past three years has varied between US$36.00 and US$8.00.  Converted to V2O5 pricing this results in a price range of US$ 20.17 to US$4.48.  The 2011 USGS Commodity Report shows the yearly average prices of V2O5 to range from US$12.92 to US$5.43 with a three year average of US$8.25.  Based on past demand and projected increase in future demand Crosshair elected to use a price of US$10.00.  Based on the metallurgical test results reported in Section 16, a vanadium recovery of 85% was selected as a reasonable assumption based on estimated costs and test work.

Thus the cut-off for the resource is 28.00 / 10.00 x 85% or approximately 0.015% V2O5.

TABLE 17-10 INDICATED RESOURCE - C ZONE MINERALIZED PORTION
V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million lbs. V2O5
0.11	24,360,000	0.154	82.72
0.12	19,420,000	0.163	69.80
0.13	17,450,000	0.168	64.64
0.14	14,670,000	0.174	56.28
0.15	11,760,000	0.181	46.93
0.16	8,970,000	0.189	37.38
0.17	6,830,000	0.197	29.67
0.18	4,820,000	0.206	21.89
0.19	3,270,000	0.216	15.57
0.20	2,370,000	0.224	11.71

TABLE 17-11 INFERRED RESOURCE - C ZONE MINERALIZED PORTION OF BLOCK
V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million lbs. V2O5
0.11	63,664,476	0.146	204.96
0.12	49,477,616	0.154	168.01
0.13	43,628,276	0.157	151.03
0.14	33,233,346	0.164	120.18
0.15	24,216,434	0.171	91.31
0.16	15,867,677	0.180	62.98
0.17	10,737,140	0.187	44.27
0.18	6,528,168	0.196	28.21
0.19	3,358,809	0.206	15.26
0.20	1,977,325	0.215	9.37

Crosshair welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience.  If you wish to discuss any of these points please contact Olen Aasen, Executive VP & General Counsel of EGM at (604) 681-8030 ext. 242. If these amendments are acceptable please advise and we will attend to filing the amended Form 20-F and amended Form 6-K.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

Stewart Wallis
Chief Executive Officer and President

/OJA
encl.

cc:           Crosshair Exploration & Mining Corp.

Attn:           Sonya Atwal, CFO
        Sheila Paine, Corporate Secretary
        Mark Morabito, Chairman

EGM Exploration Group Management Corp.

Attn:           Olen Aasen, Executive VP & General Counsel